Exhibit 21.1
Subsidiaries of lululemon athletica inc.
Subsidiaries of lululemon athletica inc.
1.	Lululemon Athletica USA Inc., a Nevada corporation
2.	Lululemon Callco ULC, an Alberta unlimited liability corporation
Subsidiary of Lululemon Callco ULC
1.	Lulu Canadian Holding, Inc., a company organized under the laws of British Columbia
Subsidiary of Lulu Canadian Holding, Inc.
1.	Lululemon Athletica Inc., a company organized under the laws of British Columbia